Exhibit 99.1

FORM 51–102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company
Great Panther Mining Limited (the “Company”)
1330 – 200 Granville Street
Vancouver, British Columbia, V6C 1S4
Item 2.	Date of Material Change
October 15, 2019.
Item 3.	News Release
The Company’s news release dated October 15, 2019 was disseminated via CNW Group and subsequently filed under the profile of the Company on SEDAR at www.sedar.com.
Item 4.	Summary of the Material Change
The Company has previously reported, a geotechnical issue was discovered on Sunday, October 6th in the west wall of the Urucum Central South pit (“UCS”), one of the five pits scheduled for production in the fourth quarter and into next year.
Item 5	Full Description of the Material Change
Item 5.1	Full Description of the Material Change
The Company has previously reported, a geotechnical issue was discovered on Sunday, October 6th in the west wall of the Urucum Central South pit (“UCS”), one of the five pits scheduled for production in the fourth quarter and into next year.
There has since been deterioration to sections of the west wall of the pit, including failures along the lower southern portion of the west wall and cracks along the central section of the pit. As a precautionary measure and following safety protocols, the pit and access roads were closed, an adjacent haul road was re-routed and stockpiles moved away from the pit. As an additional safety precaution and with a view to returning the UCS pit to production, the Company has initiated a full geotechnical review of UCS and all other pits including installing additional monitoring equipment.
There have been no safety incidents nor stranded equipment. A plan has also been initiated to re-quence and accelerate production from the other pits, primarily the Urucum North and Urucum South pits. Geotechnical analysis and mine planning for additional stripping and rehabilitation of UCS is ongoing to calculate any impact on Mineral Reserves and to determine when production at the UCS pit can be recommenced. An update will be provided when the analysis is complete, no later than the first quarter of 2020 when an updated Mineral Reserve and Mineral Resource statement is published for the Tucano Gold Mine. UCS represents approximately 150,000 ounces of Mineral Reserves that were scheduled for production mainly in 2021 and 2022.

As a result of this event, Great Panther is lowering its fourth quarter guidance for the Tucano Gold Mine to between 39,000 and 44,000 ounces of gold. Full year guidance for Mexico has also been revised downward to between 40,000 and 45,000 gold equivalent ounces(1) . The Company is conducting further detailed analysis and will provide timely announcement of any further changes in guidance.
Item 5.2	Disclosure for Restructuring Transactions
Not applicable.
Item 6	Reliance on subsection 7.1(2) of National Instrument 51 – 102
Not applicable.
Item 7.	Omitted Information
Not applicable.
Item 8.	Executive Officer
Jim Zadra
Chief Financial Officer
Telephone: 604-608-1766
Item 9.	Date of Report
October 17, 2019